U.S. Securities and Exchange Commission
Washington, D.C. 20549


05004591

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2006
Estimated average burden
hours per response.... 0.15

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

FEB 2 8 2005

Residential Funding Mortgage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

FOR 2/24/05
Current Report on Form 8-K 2005-S1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-106093
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th day of February 2005.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: 
Name: Heather Anderson
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ______________________________

Name:
Title:

PROCESSED
MAR 0 2 2005
THOMSON
FINANCIAL

## STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The
Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

## STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

BEAR STEARNS

# FASTrader
## JJS-05S1 A1 (1-A-1)



**JJS-05S1 A1 (1-A-1)**

| | | **Pricing** | |
|---|---|---|---|
| Dated Date: | 2/1/05 | WAC: | .00 |
| Trade Date: | 2/25/05 | WAM: | 278.52 |
| Settle Date: | 2/25/05 | Type: | |
| Date of 1st CF: | 3/25/05 | **Collateral** | |
| Pmts Per Year: | | **Cumulative Prepayment** | |
| Manager: | | | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

| Date | PSA | CPR |
|---|---|---|

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A1 | P-Des: | A1 |
| Cusip: | | Description: | SEN/FIX |
| Orig. Bal: | 188,195,000.00 | Current Bal: | 188,195,000.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 5.50 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2.67 | 2.89 | 3.13 | 3.48 | 3.84 | 4.03 | 4.16 | 4.26 | 4.35 | 4.44 |
| **USD Swap** | **8yr** | **9yr** | **10yr** | **11yr** | **12yr** | **13yr** | **14yr** | **15yr** | **20yr** | **30yr** |
| | 4.52 | 4.59 | 4.65 | 4.71 | 4.76 | 4.80 | 4.84 | 4.89 | 5.00 | 5.07 |

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

**Results**

| Prepay | | | 0% PSA | 100% PSA | 300% PSA | 400% PSA | 500% PSA |
|---|---|---|---|---|---|---|---|
| Price | 101: 4 | Yield | 5.42 | 5.32 | 5.08 | 4.99 | 4.90 |
| Price | 101: 8 | Yield | 5.41 | 5.30 | 5.04 | 4.94 | 4.84 |
| Price | 101:12 | Yield | 5.40 | 5.28 | 5.00 | 4.89 | 4.79 |
| Price | 101:16 | Yield | 5.38 | 5.25 | 4.96 | 4.84 | 4.73 |
| Price | 101:20 | Yield | 5.37 | 5.23 | 4.92 | 4.79 | 4.68 |
| Price | 101:24 | Yield | 5.36 | 5.21 | 4.88 | 4.74 | 4.62 |
| Price | 101:28 | Yield | 5.35 | 5.19 | 4.84 | 4.69 | 4.57 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| JJS-05S1 A1 (1-A-1) | 100.00 | 188,195,000.00 |

*** Please see attached document for detailed scenario assumptions used. ***

FAST FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.*

BEAR STEARNS

# FASTrader

## JJS-05S1 A1 (1-A-1)



Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

**JJS-05S1 A1 (1-A-1)**

| | | Pricing | |
|---|---|---|---|
| Dated Date: | 2/1/05 | WAC: | .00 |
| Trade Date: | 2/25/05 | WAM: | 278.52 |
| Settle Date: | 2/25/05 | Type: | |
| Date of 1st CF: | 3/25/05 | **Collateral** | |
| Pmts Per Year: | | Cumulative Prepayment | |
| Manager: | | | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

Date PSA CPR

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A1 | P-Des: | A1 |
| Cusip: | | Description: | SEN/FIX |
| Orig. Bal: | 188,195,000.00 | Current Bal: | 188,195,000.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 5.50 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2.67 | 2.89 | 3.13 | 3.48 | 3.84 | 4.03 | 4.16 | 4.26 | 4.35 | 4.44 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.52 | 4.59 | 4.65 | 4.71 | 4.76 | 4.80 | 4.84 | 4.89 | 5.00 | 5.07 |

**Results**

| Prepay | | | 0% PSA | 100% PSA | 300% PSA | 400% PSA | 500% PSA |
|---|---|---|---|---|---|---|---|
| Price | 100:28 | Yield | 5.44 | 5.36 | 5.16 | 5.08 | 5.01 |
| Price | 101: 0 | Yield | 5.43 | 5.34 | 5.12 | 5.03 | 4.96 |
| Price | 101: 4 | Yield | 5.42 | 5.32 | 5.08 | 4.99 | 4.90 |
| Price | 101: 8 | Yield | 5.41 | 5.30 | 5.04 | 4.94 | 4.84 |
| Price | 101:12 | Yield | 5.40 | 5.28 | 5.00 | 4.89 | 4.79 |
| Price | 101:16 | Yield | 5.38 | 5.25 | 4.96 | 4.84 | 4.73 |
| Price | 101:20 | Yield | 5.37 | 5.23 | 4.92 | 4.79 | 4.68 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| JJS-05S1 A1 (1-A-1) | 100.00 | 188,195,000.00 |

*** Please see attached document for detailed scenario assumptions used. ***

FAST
FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.*

BEAR STEARNS

# FASTrader
## JJS-05S1 A2 (1-A-2)



**JJS-05S1 A2 (1-A-2)**

| | | |
|---|---|---|
| Dated Date: | 2/1/05 | **Pricing** |
| Trade Date: | 2/25/05 | WAC: .00 |
| Settle Date: | 2/25/05 | WAM: 278.52 |
| Date of 1st CF: | 3/25/05 | Type: |
| Pmts Per Year: | | **Collateral** |
| Manager: | | **Cumulative Prepayment** |
| Face: | .00 | |
| Speed Assumpt.: | | |

**Monthly Prepayment**

Date PSA CPR

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A2 | P-Des: | A2 |
| Cusip: | | Description: | SEN/FIX |
| Orig. Bal: | 25,900,000.00 | Current Bal: | 25,900,000.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 5.50 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2.67 | 2.89 | 3.13 | 3.48 | 3.85 | 4.03 | 4.16 | 4.26 | 4.35 | 4.44 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.52 | 4.59 | 4.65 | 4.71 | 4.76 | 4.80 | 4.85 | 4.89 | 5.00 | 5.07 |

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

**Results**

| Prepay | | | 0% PSA | 100% PSA | 300% PSA | 400% PSA | 500% PSA |
|---|---|---|---|---|---|---|---|
| Price | 98:28 | Yield | 5.62 | 5.63 | 5.67 | 5.71 | 5.74 |
| Price | 99: 0 | Yield | 5.61 | 5.62 | 5.65 | 5.68 | 5.71 |
| Price | 99: 4 | Yield | 5.60 | 5.61 | 5.64 | 5.66 | 5.68 |
| Price | 99: 8 | Yield | 5.59 | 5.60 | 5.62 | 5.64 | 5.66 |
| Price | 99:12 | Yield | 5.58 | 5.59 | 5.60 | 5.62 | 5.63 |
| Price | 99:16 | Yield | 5.58 | 5.58 | 5.59 | 5.59 | 5.60 |
| Price | 99:20 | Yield | 5.57 | 5.57 | 5.57 | 5.57 | 5.57 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| JJS-05S1 A2 (1-A-2) | 100.00 | 25,900,000.00 |

*** Please see attached document for detailed scenario assumptions used. ***

FAST FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.*

BEAR STEARNS

# FASTrader

## JJS-05S1 A3 (1-A-3)



**JJS-05S1 A3 (1-A-3)**

| | | **Pricing** | |
|---|---|---|---|
| Dated Date: | 2/1/05 | WAC: | .00 |
| Trade Date: | 2/25/05 | WAM: | 278.52 |
| Settle Date: | 2/25/05 | Type: | |
| Date of 1st CF: | 3/25/05 | **Collateral** | |
| Pmts Per Year: | | **Cumulative Prepayment** | |
| Manager: | | | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

Date PSA CPR

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A3 | P-Des: | A3 |
| Cusip: | | Description: | SEN/FIX |
| Orig. Bal: | 2,876,000.00 | Current Bal: | 2,876,000.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 5.50 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2.67 | 2.89 | 3.13 | 3.48 | 3.84 | 4.03 | 4.16 | 4.26 | 4.35 | 4.44 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.52 | 4.59 | 4.65 | 4.71 | 4.76 | 4.80 | 4.85 | 4.89 | 5.00 | 5.07 |

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

**Results**

| Prepay | | | 0% PSA | 100% PSA | 300% PSA | 400% PSA | 500% PSA |
|---|---|---|---|---|---|---|---|
| Price | 98:15 | Yield | 5.65 | 5.65 | 5.69 | 5.74 | 5.79 |
| Price | 98:19 | Yield | 5.64 | 5.64 | 5.68 | 5.72 | 5.77 |
| Price | 98:23 | Yield | 5.63 | 5.63 | 5.66 | 5.70 | 5.74 |
| Price | 98:27 | Yield | 5.62 | 5.62 | 5.65 | 5.68 | 5.72 |
| Price | 98:31 | Yield | 5.61 | 5.61 | 5.64 | 5.67 | 5.70 |
| Price | 99: 3 | Yield | 5.60 | 5.61 | 5.62 | 5.65 | 5.67 |
| Price | 99: 7 | Yield | 5.59 | 5.60 | 5.61 | 5.63 | 5.65 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| JJS-05S1 A3 (1-A-3) | 100.00 | 2,876,000.00 |

*** Please see attached document for detailed scenario assumptions used. ***

FAST
FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.*

BEAR STEARNS

# FASTrader
## JJS-05S1 A4 (1-A-4)



**JJS-05S1 A4 (1-A-4)**

| | | Pricing |
|---|---|---|
| Dated Date: | 2/1/05 | WAC: .00 |
| Trade Date: | 2/25/05 | WAM: 278.52 |
| Settle Date: | 2/25/05 | Type: |
| Date of 1st CF: | 3/25/05 | **Collateral** |
| Pmts Per Year: | | Cumulative Prepayment |
| Manager: | | |
| Face: | .00 | |
| Speed Assumpt.: | | |

**Monthly Prepayment**

| Date | PSA | CPR |
|---|---|---|

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A4 | P-Des: | A4 |
| Cusip: | | Description: | SEN/FIX |
| Orig. Bal: | 3,526,000.00 | Current Bal: | 3,526,000.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 5.50 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2.67 | 2.89 | 3.13 | 3.48 | 3.84 | 4.03 | 4.16 | 4.26 | 4.35 | 4.44 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.52 | 4.59 | 4.65 | 4.71 | 4.77 | 4.81 | 4.85 | 4.89 | 5.00 | 5.07 |

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

**Results**

| Prepay | | | 0% PSA | 100% PSA | 300% PSA | 400% PSA | 500% PSA |
|---|---|---|---|---|---|---|---|
| **Price** | **98: 5** | **Yield** | 5.67 | 5.67 | 5.71 | 5.76 | 5.84 |
| **Price** | **98: 9** | **Yield** | 5.66 | 5.66 | 5.70 | 5.74 | 5.82 |
| **Price** | **98:13** | **Yield** | 5.65 | 5.65 | 5.69 | 5.73 | 5.79 |
| **Price** | **98:17** | **Yield** | 5.64 | 5.65 | 5.67 | 5.71 | 5.77 |
| **Price** | **98:21** | **Yield** | 5.63 | 5.64 | 5.66 | 5.70 | 5.75 |
| **Price** | **98:25** | **Yield** | 5.63 | 5.63 | 5.65 | 5.68 | 5.72 |
| **Price** | **98:29** | **Yield** | 5.62 | 5.62 | 5.64 | 5.66 | 5.70 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| JJS-05S1 A4 (1-A-4) | 100.00 | 3,526,000.00 |

*** Please see attached document for detailed scenario assumptions used. ***



*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.*

BEAR STEARNS

# FASTrader

## JJS-05S1 A5 (1-A-5)



**JJS-05S1 A5 (1-A-5)**

| | | Pricing | |
|---|---|---|---|
| Dated Date: | 2/1/05 | WAC: | .00 |
| Trade Date: | 2/25/05 | WAM: | 278.52 |
| Settle Date: | 2/25/05 | Type: | |
| Date of 1st CF: | 3/25/05 | **Collateral** | |
| Pmts Per Year: | | **Cumulative Prepayment** | |
| Manager: | | | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

Date PSA CPR

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A5 | P-Des: | A5 |
| Cusip: | | Description: | SEN/FIX |
| Orig. Bal: | 3,598,000.00 | Current Bal: | 3,598,000.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 5.50 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2.67 | 2.89 | 3.13 | 3.48 | 3.84 | 4.03 | 4.16 | 4.26 | 4.35 | 4.44 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.52 | 4.59 | 4.65 | 4.71 | 4.77 | 4.81 | 4.85 | 4.89 | 5.00 | 5.07 |

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

**Results**

| Prepay | | | 0% PSA | 100% PSA | 300% PSA | 400% PSA | 500% PSA |
|---|---|---|---|---|---|---|---|
| **Price** | **98: 0** | **Yield** | 5.68 | 5.68 | 5.70 | 5.74 | 5.85 |
| **Price** | **98: 4** | **Yield** | 5.67 | 5.67 | 5.69 | 5.72 | 5.83 |
| **Price** | **98: 8** | **Yield** | 5.66 | 5.66 | 5.68 | 5.71 | 5.80 |
| **Price** | **98:12** | **Yield** | 5.65 | 5.66 | 5.67 | 5.70 | 5.78 |
| **Price** | **98:16** | **Yield** | 5.65 | 5.65 | 5.66 | 5.68 | 5.76 |
| **Price** | **98:20** | **Yield** | 5.64 | 5.64 | 5.65 | 5.67 | 5.74 |
| **Price** | **98:24** | **Yield** | 5.63 | 5.63 | 5.64 | 5.66 | 5.72 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| JJS-05S1 A5 (1-A-5) | 100.00 | 3,598,000.00 |

*** Please see attached document for detailed scenario assumptions used. ***

FAST
FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.*

BEAR STEARNS

# FASTrader
## JJS-05S1 A6 (1-A-6)



**JJS-05S1 A6 (1-A-6)**

| | | Pricing | |
|---|---|---|---|
| Dated Date: | 2/1/05 | WAC: | .00 |
| Trade Date: | 2/25/05 | WAM: | 278.52 |
| Settle Date: | 2/25/05 | Type: | |
| Date of 1st CF: | 3/25/05 | **Collateral** | |
| Pmts Per Year: | | | |
| Manager: | | Cumulative Prepayment | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

Date PSA CPR

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | A6 | P-Des: | A6 |
| Cusip: | | Description: | SEN/FIX/NAS |
| Orig. Bal: | 25,977,000.00 | Current Bal: | 25,977,000.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 5.50 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2.67 | 2.89 | 3.13 | 3.48 | 3.85 | 4.03 | 4.16 | 4.26 | 4.36 | 4.44 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.52 | 4.59 | 4.65 | 4.71 | 4.77 | 4.81 | 4.85 | 4.89 | 5.00 | 5.07 |

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

**Results**

| Prepay | | | 0% PSA | 100% PSA | 300% PSA | 400% PSA | 500% PSA |
|---|---|---|---|---|---|---|---|
| Price | 100:21 | Yield | 5.48 | 5.46 | 5.44 | 5.43 | 5.42 |
| Price | 100:25 | Yield | 5.47 | 5.45 | 5.42 | 5.41 | 5.40 |
| Price | 100:29 | Yield | 5.46 | 5.44 | 5.41 | 5.39 | 5.38 |
| Price | 101: 1 | Yield | 5.45 | 5.43 | 5.39 | 5.38 | 5.36 |
| Price | 101: 5 | Yield | 5.44 | 5.41 | 5.37 | 5.36 | 5.35 |
| Price | 101: 9 | Yield | 5.43 | 5.40 | 5.36 | 5.34 | 5.33 |
| Price | 101:13 | Yield | 5.42 | 5.39 | 5.34 | 5.33 | 5.31 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| JJS-05S1 A6 (1-A-6) | 100.00 | 25,977,000.00 |

*** Please see attached document for detailed scenario assumptions used. ***

FAST FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.*

BEAR STEARNS

# FASTrader

## JJS-05S1 2A (II-A-1)



**JJS-05S1 2A (II-A-1)**

| | | Pricing |
|---|---|---|
| Dated Date: | 2/1/05 | WAC: .00 |
| Trade Date: | 2/25/05 | WAM: 278.52 |
| Settle Date: | 2/25/05 | Type: |
| Date of 1st CF: | 3/25/05 | **Collateral** |
| Pmts Per Year: | | Cumulative Prepayment |
| Manager: | | |
| Face: | .00 | |
| Speed Assumpt.: | | |

**Monthly Prepayment**

Date PSA CPR

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | 2A | P-Des: | 2A |
| Cusip: | | Description: | SEN/FIX/GO2 |
| Orig. Bal: | 179,167,000.00 | Current Bal: | 179,167,000.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.75 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2.67 | 2.89 | 3.13 | 3.48 | 3.85 | 4.03 | 4.16 | 4.26 | 4.36 | 4.44 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.52 | 4.59 | 4.65 | 4.71 | 4.77 | 4.81 | 4.85 | 4.89 | 5.00 | 5.07 |

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

**Results**

| Prepay | | | 0% PSA | 100% PSA | 300% PSA | 400% PSA | 500% PSA |
|---|---|---|---|---|---|---|---|
| **Price** | **99:15** | **Yield** | 4.83 | 4.84 | 4.86 | 4.87 | 4.89 |
| **Price** | **99:19** | **Yield** | 4.82 | 4.82 | 4.83 | 4.83 | 4.84 |
| **Price** | **99:23** | **Yield** | 4.80 | 4.80 | 4.79 | 4.79 | 4.79 |
| **Price** | **99:27** | **Yield** | 4.78 | 4.77 | 4.76 | 4.75 | 4.75 |
| **Price** | **99:31** | **Yield** | 4.76 | 4.75 | 4.73 | 4.71 | 4.70 |
| **Price** | **100: 3** | **Yield** | 4.74 | 4.72 | 4.69 | 4.67 | 4.66 |
| **Price** | **100: 7** | **Yield** | 4.72 | 4.70 | 4.66 | 4.64 | 4.61 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| JJS-05S1 2A (II-A-1) | 100.00 | 179,167,000.00 |

*** Please see attached document for detailed scenario assumptions used. ***



*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.*

BEAR STEARNS

# FASTrader

## JJS-05S1 AE (II-A-2)



**JJS-05S1 AE (II-A-2)**

| | | **Pricing** | |
|---|---|---|---|
| Dated Date: | 2/1/05 | WAC: | .00 |
| Trade Date: | 2/25/05 | WAM: | 278.52 |
| Settle Date: | 2/25/05 | Type: | |
| Date of 1st CF: | 3/25/05 | **Collateral** | |
| Pmts Per Year: | | **Cumulative Prepayment** | |
| Manager: | | | |
| Face: | .00 | | |
| Speed Assumpt.: | | | |

**Monthly Prepayment**

| Date | PSA | CPR |
|---|---|---|

**Deal Comments**

**Tranche Details**

| | | | |
|---|---|---|---|
| Des: | AE | P-Des: | AE |
| Cusip: | | Description: | SEN/FIX/G02 |
| Orig. Bal: | 20,000,000.00 | Current Bal: | 20,000,000.00 |
| Factor: | 1.00 | As of: | 1/1/01 |
| Coupon: | 4.75 | Cpn Mult.: | |
| Cap: | | Floor.: | |
| Last Reset: | 1/1/01 | Next Reset: | 1/1/01 |
| Delay Days: | 24 | Stated Mat: | |
| Current Pac: | | Original Pac: | |
| S&P: | | Fitch: | |
| Moody: | | Duff: | |

**Coupon Formulas**

**Formula**

| USD Swap | 1mo | 3mo | 6mo | 1yr | 2yr | 3yr | 4yr | 5yr | 6yr | 7yr |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2.67 | 2.89 | 3.13 | 3.48 | 3.86 | 4.04 | 4.17 | 4.27 | 4.36 | 4.45 |
| USD Swap | 8yr | 9yr | 10yr | 11yr | 12yr | 13yr | 14yr | 15yr | 20yr | 30yr |
| | 4.53 | 4.60 | 4.66 | 4.71 | 4.77 | 4.81 | 4.85 | 4.89 | 5.01 | 5.08 |

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

**Results**

| Prepay | | | 0% PSA | 100% PSA | 300% PSA | 400% PSA | 500% PSA |
|---|---|---|---|---|---|---|---|
| Price | 100: 2 | Yield | 4.74 | 4.73 | 4.70 | 4.68 | 4.67 |
| Price | 100: 6 | Yield | 4.72 | 4.71 | 4.67 | 4.64 | 4.62 |
| Price | 100:10 | Yield | 4.70 | 4.68 | 4.63 | 4.61 | 4.58 |
| Price | 100:14 | Yield | 4.68 | 4.66 | 4.60 | 4.57 | 4.53 |
| Price | 100:18 | Yield | 4.67 | 4.63 | 4.56 | 4.53 | 4.49 |
| Price | 100:22 | Yield | 4.65 | 4.61 | 4.53 | 4.49 | 4.44 |
| Price | 100:26 | Yield | 4.63 | 4.59 | 4.50 | 4.45 | 4.40 |

| Security | % of Orig. Bal | Face Value |
|---|---|---|
| JJS-05S1 AE (II-A-2) | 100.00 | 20,000,000.00 |

*** Please see attached document for detailed scenario assumptions used. ***

FAST FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.*

***************************************************************************
Bear Stearns is not responsible for any recommendation, solicitation,
offer or agreement or any information about any transaction, customer
account or account activity contained in this communication.
***************************************************************************